Exhibit 99.1

January 17, 2019

Mr. Lance J. Galvin
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: Evaluation Summary
SandRidge Energy, Inc. Interest
Proved Reserves
As of January 1, 2019

Dear Mr. Galvin:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the SandRidge Energy, Inc. (“SandRidge”) interests in certain oil and gas properties located in Kansas and Oklahoma. The net reserves and future net revenue for SandRidge have been estimated using the proportional consolidation method with respect to the SandRidge Mississippian Trust I and SandRidge Mississippian Trust II. Under the proportional consolidation method and for the properties in which the Trusts have an interest, SandRidge’s interest share of revenues, expenses, investments and liabilities includes both Sandridge’s direct interest in the properties and SandRidge’s revenue interest share of the Trusts. It is our understanding that the proved reserves estimated in this report constitute approximately 52 percent of all proved reserves owned by SandRidge. This report, completed on January 17, 2019, has been prepared for use in filings with the U.S. Securities and Exchange Commission by SandRidge.

Composite reserve estimates and economic forecasts for the proved reserves to the SandRidge proportional consolidation interests are summarized below:

		Proved
		Developed	Proved
		Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	10,114	1,585	11,699
Gas	- MMcf	264,301	29,164	293,465
NGL	- Mbbl	19,737	2,283	22,019
Revenue
Oil/Condensate	- M$	650,351	101,912	752,263
Gas	- M$	483,420	53,341	536,761
NGL	- Mbbl	494,937	57,245	552,182
Operating Income (BFIT)	- M$	693,518	61,884	755,402
Discounted @ 10%	- M$	429,061	20,588	449,649

Evaluation Summary
SandRidge Energy, Inc.
Page2

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. For the properties in which the Trusts have an interest, SandRidge is obligated to act as a reasonably prudent operator by disregarding the existence of the Trusts’ royalty interests as burdens affecting the properties. Therefore, the economic viability of these properties has been evaluated based on economic limits when combining the SandRidge direct interest and the Trusts’ total royalty interest.

The annual average Henry Hub spot market gas price of $3.10 per MMBtu and the annual average WTI Cushing spot oil price of $65.56 per barrel were used in this report. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2018. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and regional price differentials. The adjusted volume-weighted average product prices over the life of the properties are $64.30 per barrel of oil, $25.08 per barrel of NGL and $1.83 per Mcf of gas.

Operating costs were based on operating expense records of SandRidge. For non-operated properties, these costs include the overhead expenses allowed under existing joint operating agreements. Drilling and completion costs were based on estimates provided by SandRidge and reviewed for reasonableness by Cawley, Gillespie & Associates. Abandonment costs used in the report are estimates prepared by SandRidge to abandon the wells and production facilities, net of salvage value. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Evaluation Summary
SandRidge Energy, Inc.
Page3

The reserve estimates were based on interpretations of factual data furnished by SandRidge. Ownership interests were supplied by SandRidge and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is independent with respect to SandRidge as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties. The technical person responsible for the preparation of this report meets or exceeds the education, training, and experience requirements set forth in the SPE Standards.

 Respectfully submitted,
 CAWLEY, GILLESPIE & ASSOCIATES, INC.
 Texas Registered Engineering Firm F-693

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